UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Adept Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

006854103

(CUSIP Number)

John Kontrabecki
President
Tri-Valley Campus I, LLC
2755 Campus Drive, Suite 100
San Mateo, California  94403
650-372-1222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006854103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tri-Valley Campus I, LLC 94-3264115

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See item 3 below.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,000,000(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,000,000(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Tri-Valley Campus I, LLC is the holder of a $3,000,000 in principal amount 6% Convertible Subordinated Note, due June 30, 2006 (the “Convertible Note”), which may be converted, at any time at the option of Tri-Valley Campus I, LLC, into shares of common stock, no par value, of Adept Technology, Inc. at a conversion price of $1.00 per share, which conversion price is subject to adjustment as set forth in the Convertible Note.  In addition, accrued interest on the Convertible Note may be payable, at the option of Adept Technology, Inc., in shares of common stock of Adept Technology, Inc.

(2)  Based upon 29,652,510 shares of common stock, no par value, of Adept Technology, Inc. outstanding as of December 12, 2003, which includes the 3,000,000 shares of common stock to be issued upon conversion of the Convertible Note.

(2) Based upon 18,409,833 shares of common stock, no par value, of Adept Technology, Inc., which consists of 15,409,833 shares of common stock outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tri-Valley Technology Park LLC 94-3264115

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See item 3 below.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,000,000(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,000,000(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)  Tri-Valley Technology Park LLC is the managing member of Tri-Valley Campus I, LLC which is the holder of a $3,000,000 in principal amount 6% Convertible Subordinated Note, due June 30, 2006 (the “Convertible Note”), which may be converted, at any time at the option of Tri-Valley Campus I, LLC, into shares of common stock, no par value, of Adept Technology, Inc. at a conversion price of $1.00 per share, which conversion price is subject to adjustment as set forth in the Convertible Note.  In addition, accrued interest on the Convertible Note may be payable, at the option of Adept Technology, Inc., in shares of common stock of Adept Technology, Inc.

(2)  Based upon 29,652,510 shares of common stock, no par value, of Adept Technology, Inc. outstanding as of December 12, 2003, which includes the 3,000,000 shares of common stock to be issued upon conversion of the Convertible Note.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to common stock, no par value (the “Common Stock”), of Adept Technology, Inc., a California corporation (the “Issuer”).  The address of the principal executive office of the Issuer is: 3011 Triad Drive, Livermore, California 94551.

Item 2.	Identity and Background

a)  This Statement is filed jointly on behalf of Tri-Valley Campus I, LLC, a California limited liability company (“Tri-Valley”) and Tri-Valley Technology Park LLC, a Delaware limited liability company (“TVTP”).

b) Tri-Valley is a lessor of real property. TVTP is the managing member of Tri-Valley.
The address of the principal business and principal office of Tri-Valley and TVTP is 2755 Campus Drive, Suite 100, San Mateo, CA 94403.

c) The name, residence or business address, present principal occupation or employment of each of the executive officers and directors of Tri-Valley and TVTP, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto.

d) & e)  During the last five years, Tri-Valley, and to the best knowledge of Tri-Valley, its executive officers and directors named on Schedule I hereto (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  During the last five years, TVTP, and to the best knowledge of TVTP, its executive officers and directors named on Schedule I hereto (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)  Tri-Valley is a limited liability company organized under the laws of the State of California.  All of the executive officers and directors of Tri-Valley are citizens of the United States.  TVTP is a limited liability company organized under the laws of the State of Delaware.  All of the executive officers of TVTP are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the restructuring of a lease at Livermore, California between Tri-Valley, as the landlord, and the Issuer, as the tenant, the Issuer issued the Convertible Note in favor of Tri-Valley.  A copy of the lease amendment (the “Lease Amendment”) is filed as Exhibit 1 hereto and is hereby incorporated by reference.  A copy of the Convertible Note is filed as Exhibit 2 hereto and is hereby incorporated by reference.  The Convertible Note is a 3-year, $3,000,000 in principal amount, 6% convertible subordinated note, due June 30, 2006, which may be converted, at any time at the option of Tri-Valley, into shares of Common Stock, at a conversion price of $1.00 per share, which conversion price is subject to adjustment as set forth in the Convertible Note.  Accrued interest on the Convertible Note may be payable, at the option of the Issuer, in shares of Common Stock.  The resulting shares of Common Stock carry certain registration and other rights.  Payment under the Convertible Note will be accelerated in the event of a default, including the insolvency or bankruptcy of the Issuer, the Issuer’s failure to pay its obligations under the Convertible when due, the Issuer’s default on certain material agreements, including the Livermore lease, the occurrence of a material adverse change with respect to the Issuer’s business or its ability to pay its obligations under the Convertible Note, or a change of control of the Issuer without Tri-Valley’s consent.

Item 4.	Purpose of Transaction

The information contained in Item 3 is incorporated herein by this reference.  Neither Tri-Valley nor TVTP has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
The information contained in Item 3 is incorporated herein by this reference.

a) - b)      Prior to August 6, 2003, Tri-Valley, and to the best of its knowledge, each of the persons listed on Schedule 1, was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Common Stock. By reason of the Convertible Note (described in Item 3), Tri-Valley may be deemed to be the beneficial owner of up to 3,000,000 shares of Common Stock under the Convertible Note (the “Stockholder Shares”) and may be deemed to have sole power to vote and direct the disposition of the Stockholder Shares, representing approximately 10.1% of the Common Stock deemed issued and outstanding upon the conversion of the Convertible Note (which is the sum total of the number of shares outstanding as of December 12, 2003 and the Stockholder Shares).  Except as described in this Schedule 13D, neither Tri-Valley nor, to the best knowledge of Tri-Valley, any of the persons listed on Schedule I beneficially owns any shares of Common Stock.  Prior to August 6, 2003, TVTP, and to the best of its knowledge, each of the persons listed on Schedule 1, was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Common Stock.  By reason of its position as managing member of Tri-Valley which holds the Convertible Note (described in Item 3), TVTP may be deemed to be the beneficial owner of up to 3,000,000 shares of Common Stock under the Convertible Note (the “Stockholder Shares”) and may be deemed to have sole power to vote and direct the disposition of the Stockholder Shares, representing approximately 10.1% of the Common Stock deemed issued and outstanding upon the conversion of the Convertible Note (which is the sum total of the number of shares outstanding as of December 12, 2003 and the Stockholder Shares).  Except as described in this Schedule 13D, neither TVTP nor, to the best knowledge of TVTP, any of the persons listed on Schedule I beneficially owns any shares of Common Stock.

c)             Except as set forth in this Schedule 13D, neither Tri-Valley nor, to the best of its knowledge, any of the persons listed on Schedule I has effected any transactions in the Common Stock during the past 60 days.  Except as set forth in this Schedule 13D, neither TVTP nor, to the best of its knowledge, any of the persons listed on Schedule I has effected any transactions in the Common Stock during the past 60 days.

d)            Except as set forth in this Schedule 13D, neither Tri-Valley nor, to the knowledge of Tri-Valley, any of the persons listed on Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.  Except as set forth in this Schedule 13D, neither TVTP nor, to the knowledge of TVTP, any of the persons listed on Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.

e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 is incorporated herein by this reference.  Except as disclosed in this Schedule 13D or as set forth in the Lease Amendment and the Convertible Note, there are no contracts, understandings or relationships between Tri-Valley or TVTP and any third person with respect to the shares of Common Stock.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

1

Amendment to Lease between Tri-Valley Campus I, LLC and Adept Technology, Inc., dated as of August 6, 2003 (incorporated by reference to Exhibit 10.26 to Adept Technology, Inc.’s Report on Form 10-K for the fiscal year ended June 30, 2003.

2

Convertible Subordinated Note between Tri-Valley Campus I, LLC and Adept Technology, Inc., dated as of August 6, 2003 (incorporated by reference to Exhibit 4.1 to Adept Technology, Inc.’s Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of January 23, 2004.	Tri-Valley Campus I, LLC

	By:	Tri-Valley Technology Park LLC, a Delaware limited liability company
	By:	Tri-Valley Managers LLC
	By:	The Kontrabecki Group, Inc., a California corporation
	Its:	Regular Managing Member

	By:	/s/ John T. Kontrabecki
John T. Kontrabecki
	Its:	President

SCHEDULE I

DIRECTORS OF TRI-VALLEY CAMPUS I, LLC

The following is a list of all directors of Tri-Valley Campus I, LLC and certain other information with respect to each director.  Unless otherwise indicated, each director’s business address is 2755 Campus Drive, Suite 100, San Mateo, CA 94403, which address is Tri-Valley’s business address.  All directors are United States citizens.

Name	Principal Occupation or Employment	Name and Address of Corporation or Employment/ Other Organization in Which Employed
None

EXECUTIVE OFFICERS OF TRI-VALLEY CAMPUS I, LLC.

The following is a list of all executive officers of Tri-Valley Campus I, LLC excluding executive officers who are also directors.  Unless otherwise indicated, each officer’s business address is 2755 Campus Drive, Suite 100, San Mateo, CA 94403, which address is Tri-Valley Campus I, LLC’s business address.  All officers are United States citizens.

Name	Principal Occupation or Employment
John T. Kontrabecki	Real estate developer.

DIRECTORS OF TRI-VALLEY TECHNOLOGY PARK LLC

The following is a list of all directors of Tri-Valley Technology Park LLC and certain other information with respect to each director.  Unless otherwise indicated, each director’s business address is 2755 Campus Drive, Suite 100, San Mateo, CA 94403, which address is Tri-Valley’s business address.  All directors are United States citizens.

Name	Principal Occupation or Employment	Name and Address of Corporation or Employment/ Other Organization in Which Employed
None

EXECUTIVE OFFICERS OF TRI-VALLEY TECHNOLOGY PARK LLC.

The following is a list of all executive officers of Tri-Valley Technology Park LLC excluding executive officers who are also directors.  Unless otherwise indicated, each officer’s business address is 2755 Campus Drive, Suite 100, San Mateo, CA 94403, which address is Tri-Valley Technology Park LLC’s business address.  All officers are United States citizens.

Name	Principal Occupation or Employment
John T. Kontrabecki	Real estate developer.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1

Amendment to Lease between Tri-Valley Campus I, LLC and Adept Technology, Inc., dated as of August 6, 2003 (incorporated by reference to Exhibit 10.26 to Adept Technology, Inc.’s Report on Form 10-K for the fiscal year ended June 30, 2003.

2

Convertible Subordinated Note between Tri-Valley Campus I, LLC and Adept Technology, Inc., dated as of August 6, 2003 (incorporated by reference to Exhibit 4.1 to Adept Technology, Inc.’s Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2003.